

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 4, 2017

Scott Bender
President and Chief Executive Officer
Cactus, Inc.
One Greenway Plaza, Suite 200
Houston, TX 77046

> **Re:** **Cactus, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 8, 2017**
> **CIK No. 0001699136**

Dear Mr. Bender:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

Our Company, page 1

2.   You make various references to "pad" drilling. Please expand your disclosure, in an
        appropriate place, to explain this technique for investors not familiar with the
        terminology.

3.   You state: "Our net income averaged $6.5 million for the 2016 and 2015 fiscal years."
        However, you later disclose that you incurred a consolidated net loss of $8.2 million for
        the year ended December 31, 2016 and a consolidated net income of $21.2 million for the
        year ended December 31, 2015. Please revise as the disclosure of an average net income
        of these two fiscal years does not appear to reflect the results of your operations for fiscal
        year 2016 and 2015 on an individual basis.

Our Competitive Strengths, page 4

Low capital intensity consumable product business model with proven ability to generate free
cash flow, page 5

4.   You state that your financial results "have been burdened with significant interest
        expense." Please revise to provide quantifiable information regarding your term loan
        facility.

Recent Developments, page 7

Tax Receivable Agreement, page 9

5.   We note the disclosure that the tax receivable agreement generally provides for the
        payment by Cactus, Inc. to each TRA Holder of 85% of the net cash savings, if any, in
        U.S. federal, state and local income tax or franchise tax that Cactus, Inc. actually realizes
        or is deemed to realize in certain circumstances "in periods" after this offering. Please
        expand your disclosure in the Prospectus Summary to include further details of the
        duration, early termination provision and potential amounts payable under the Tax
        Receivable Agreement.

Risk Factors, page 19

6.   We note your disclosure on page 72 regarding your utilization of sub-contractors for
        domestic manufacturing. Please include a risk factor to address the associated risks and
        reliance on the sub-contractors.

Our relationship with one of our suppliers is important to us, page 24

7.   We note disclosure on page F-31 that for the years ended December 31, 2016 and
         December 31, 2015, Cactus LLC purchased a significant portion of supplies and raw
         materials from a single vendor. Expand the risk factor to quantify the amount of raw
         materials obtained from this supplier for the respective periods. If you have a material
         supply agreement with this vendor, please file this agreement, or tell us why this is not a
         material contract pursuant to Item 601(b)(10) of Regulation S-K.

Cadent and Cactus WH Enterprises will have the ability to direct the voting of a majority of the
voting power of our common stock…, page 32

8.   We note disclosure on page 94 and throughout which indicate that Lee Boquet is also an
         Existing Owner who may receive Class A common stock, Class B common stock and
         CW Units in connection with the reorganization and offering. Expand your risk factor to
         include any conflicts of interest that may arise with respect to the ownership interests of
         Lee Boquet.

Use of Proceeds, page 42

9.   We note the disclosure that you will cause Cactus LLC to use a portion of the offering
         proceeds to repay borrowings outstanding under its term loan facility. Please revise your
         disclosure to separately set forth the approximate amount of borrowings under the term
         loan facility that were incurred for working capital purposes, to make cash distributions
         to your Existing Owners and to repay indebtedness.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page
54

10.   We note that you intend to enter into a tax receivable agreement in connection with your
         planned corporate reorganization and that payments under the tax receivable agreement
         are anticipated to commence in 2018. Revise to provide expanded disclosure regarding
         your expected accounting for the tax receivable agreement that addresses the following:
         • The initial accounting for any liability recorded in connection with the reorganization
           transactions and whether you expect to record a liability in connection with the
           completion of the reorganization;
         • The initial accounting for any future redemptions of CW Units by the CW Unit
           Holders subsequent to the reorganization transactions; and,
         • The subsequent ongoing accounting for any changes to previously recorded liabilities.
         Include references to the relevant authoritative guidance as part of your response.

11.   Disclosures under risk factors and elsewhere in the filing indicate that the anticipated payments due under the tax receivable agreement will negatively impact your liquidity. Expand your disclosure to address how you intend to fund such payments.

12.   Disclosures on pages 88 and F-7 state that shares of the Company's Class A common stock will be granted to certain officers and directors under a long-term incentive plan to be adopted prior to the completion of the offering, which will vest over three years. Expand your disclosure here to discuss the nature of the long term incentive plan and any anticipated charges for stock compensation expense that will be recognized as of the date on which your planned offering is completed.

Liquidity and Capital Resources, page 57

13.   Please quantify the 2017 capital budget here, once known.

Critical Accounting Policies and Estimates, page 70

14.   Your critical accounting policies and estimates appear to be descriptive of the policies utilized, but do not address the underlying methods, assumptions, and uncertainties. Revise to provide disclosure consistent with section V of SEC Release 33-8350.

Management, page 81

Directors and Executive Officers, page 81

15.   Please revise to clarify, if true, that Mr. Semple is expected to become a director of Cactus, Inc. rather than Cactus LLC.

Audit Committee, page 84

16.   We note your disclosure that you intend to establish an audit committee prior to completion of the offering. Once the information is available, please identify each member of the audit committee by name.

Tax Receivable Agreement, page 93

17.   We note the disclosure that following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, shares of our Class A common stock or an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit

Holder. Please revise to include a risk factor which highlights the attendant risks to shareholders due to the redemption right of the CW Unit Holders.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-6

Note 2—Pro Forma Adjustments and Assumptions, page F-6

18.   Expand your disclosure in pro forma adjustment (b), (e) and (g) to provide additional detail on the nature of the adjustments and how the amounts are calculated.

19.   Instruction 7 to Regulation S-X, Rule 11-02(b) states tax effects of pro forma adjustments should be calculated using the statutory rate for the income statement periods presented. Revise your pro forma adjustment amounts in note (i), or tell us why you believe the effective tax rate should be used instead of the statutory rate.

20.   Tell us what consideration was given to reflecting the tax receivable agreement in your pro forma financial information pursuant to Rule 11-02(b) of Regulation S-X.

21.   Tell us how you considered a pro forma adjustment to account for the expected termination of the Management Services Agreement in connection with the offering as disclosed on page 102.

Note 3 –Pro Forma Earnings Per Share, page F-7

22.   We note the CW Unit Holders have the right to cause Cactus LLC to acquire CW Units for shares of Class A common stock of Cactus Inc. Expand your disclosure to address potentially dilutive shares, including these redemption rights, and their impact on your calculation of diluted earnings per share. Refer to FASB ASC 260-10-55-20(b) for further guidance.

Financial Statements of Cactus Wellhead, LLC and Subsidiaries, page 11

Notes to Consolidated Financial Statements, F-16

23.   Disclosure on page 66 indicates that you have entered into an interest rate hedge expiring in July 2020 to manage exposure under the term loan tranche of your credit facility. You also state that as of December 31, 2016 and 2015, the fair value of the hedge was $68 million and $88 million, respectively. Expand your disclosure in the notes to describe the terms of the hedge contract and explain how you accounted for the hedge contract. Refer to FASB ASC 815-10-50.

Note 2. Summary of Significant Accounting Policies, F-16

24.	Your discussion of results of operations provides a break-down of revenues and cost and expenses by product, rental and field service and other. Expand your accounting policy disclosure to address the consideration you gave to identifying your reportable operating segments. Your revised disclosure should address the factors used to identify your segments, including your basis of organization, as well as certain entity-wide disclosures. Refer to FASB ASC 280-10-50-21 and ASC 280-10-50-38.

25.	Expand your revenue recognition policy disclosures to address the different types of contracts under which you provide products, services and rentals in greater detail. For example, your disclosures on page 23 state you provide certain products and services under fixed price contracts. Your disclosures should address how you account for the revenue and underlying costs associated with each contract type. Discuss specific areas of estimation or judgment and the underlying risks involved.

26.	You disclose that certain contractual arrangements include multiple deliverables. Please expand your disclosure to provide a more detailed discussion of these contracts and the underlying deliverables in the context of your operations. Additionally, revise your disclosure to provide the information required by FASB ASC 605-25-50.

27.	Expand your disclosures to describe the nature of the goodwill balance, how it originated and what part of your business it relates to.

Other

28.	Please provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Baker Hughes and Spears & Associates. For example, we note the industry-related disclosures that there has been a "material escalation" of total U.S. onshore drilling rig count and that spending on drilling and completions in 2017 is expected to increase 83% from 2016 and 31% from 2017 to 2018.

Closing Comments

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

                   Sincerely,

                   /s/ Loan Lauren P. Nguyen

                   Loan Lauren P. Nguyen
                   Legal Branch Chief
                   Office of Natural Resources

cc: Adorys Velazquez
       Vinson & Elkins LLP